                                                                  EXHIBIT 99.2

                     FEDERAL DEPOSIT INSURANCE CORPORATION

                             WASHINGTON, DC 20429

                                   FORM F-4

                               QUARTERLY REPORT

                           UNDER SECTION 13 OF THE
                      SECURITIES EXCHANGE ACT OF 1934 FOR
                       THE QUARTER ENDED MARCH 31, 1997

                     FDIC Insurance Certificate No. 17944

                            NORWALK SAVINGS SOCIETY
                            -----------------------
               (Exact name of bank as specified in its charter)

                       48 WALL STREET, NORWALK, CT 06852
                       ---------------------------------
                    (Address of principal executive offices)

                                  CONNECTICUT
                                  -----------
         State or other jurisdiction of incorporation or organization)

                                  06-0475300
                                  ----------
                    (I.R.S. Employer Identification Number)

                                (203) 838-4545
                                --------------
                (Bank's telephone number, including area code)

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 day.
Yes X  No___
   ---

Indicate the number of shares outstanding of each of the Bank's classes of common stock, as of the latest practicable date:

                  2,442,129 shares of Common Stock, par value
                        $.01 per shares as may 12, 1997

                               TABLE OF CONTENTS

I    CONSOLIDATED FINANCIAL STATEMENTS                     Page
     A.   Statement of Financial Condition                  1

     B.   Statement of Operations                           2

     C.   Statement of Shareholders' Equity                 3

     D.   Statement of Cash Flows                           4

     E.   Notes to Financial Statements                     6

II.  MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS                    10

III. SIGNATURES                                             28

     Exhibit A                                              29

                            NORWALK SAVINGS SOCIETY
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                                                         March 31,        December 31,
                                                                           1997               1997
                                                                         ----------       ------------
                                                                         (Unaudited)
                                                                                 (in thousands)
ASSETS
Cash and due from banks                                                  $ 10,435           $ 14,978

Interest bearing deposits in other banks                                    5,265              2,373
Federal funds sold                                                            500              1,500
Securities
  Trading, at fair value                                                    1,463              3,292
  Available for sale, at fair value                                       154,698            136,809
Loans receivable, net of allowance for credit losses of $7,344 as of
 March 31, 1997 & 7,334 as of December 31, 1996, respectively)            424,246            410,766
Accrued interest receivable                                                 5,532              4,034
Investment in Federal Home Loan Bank Stock, at cost                         6,184              6,184
Other real estate owned, net                                                  631                858
Bank premises and equipment, net                                            3,333              3,151
Deferred income tax asset, net                                              2,819              2,574
Goodwill                                                                    1,769              1,754
Other assets                                                                  492              1,315
                                                                        ----------         ----------
    Total assets                                                         $617,367           $589,589
                                                                        ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Non interest bearing                                                   $ 24,343           $ 22,479
  Savings, money market and NOW accounts                                  158,818            156,684
  Time accounts                                                           238,539            244,127
                                                                        ----------         ----------
Total deposits                                                            421,700            423,290
Borrowed funds                                                            144,377            114,043
Accrued expenses and other liabilities                                      1,558              2,903
                                                                        ----------         ----------
    Total liabilities                                                     567,635            540,236

SHAREHOLDERS' EQUITY
Preferred stock ($.01 par value, 500,000 shares
  authorized, none outstanding)                                                --                 --
Common stock ($.01 par value, 7,000,000 shares
  authorized, 2,442,129 issues; outstanding 2,403,638
  as of March 31, and 2,397,312 as of December 31)                             24                 24
Additional paid-in capital                                                 23,609             23,545
Retained earnings                                                          27,261             26,339
Net unrealized (loss) on securities available for sale                       (799)              (106)
                                                                        ----------         ----------
                                                                           50,095             49,802
Less: unearned ESOP shares                                                    363                449
                                                                        ----------         ----------
  Total shareholders' equity                                               49,732             49,353
                                                                        ----------         ----------
  Total liabilities and shareholders' equity                             $617,367           $589,589
                                                                        ==========         ==========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            NORWALK SAVINGS SOCIETY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                         Three months ended
($ in thousands, except shares and per share data)                                           March 31,
                                                                                      -------------------------
                                                                                        1997             1996
INTEREST AND DIVIDEND INCOME
Loans, including fees                                                                   $7,963           $6,860
Investment securities and other
  Taxable interest                                                                       2,574            2,124
  Dividends                                                                                308               91
                                                                                     ---------        ---------
  Total                                                                                 10,845            9,075
                                                                                     ---------        ---------

INTEREST EXPENSE
Deposits                                                                                 4,215            3,785
Borrowed funds                                                                           1,970            1,191
                                                                                     ---------        ---------
  Total                                                                                  6,185            4,976
                                                                                     ---------        ---------

NET INTEREST INCOME                                                                      4,660            4,099
Provision for credit losses                                                                 -               400
                                                                                     ---------        ---------
NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES                                                                        4,660            3,699
                                                                                     ---------        ---------

NON-INTEREST INCOME
Customer service fees                                                                      201              170
Loan servicing fees                                                                        116               92
Trust department fees                                                                      141              130
Net gain on sale of securities                                                              25              125
Credit card fees                                                                           284               -
Other                                                                                       83              104
                                                                                     ---------        ---------
  Total non-interest income                                                                860              621
                                                                                     ---------        ---------

NON-INTEREST EXPENSE
Compensation and benefits                                                                1,872            1,754
Occupancy, equipment & data processing                                                     672              554
Regulatory assessments                                                                      15                4
OREO holding costs and expenses                                                             84              128
Sale of OREO, (gains) losses, net                                                         (180)             138
Credit card expense                                                                        247               -
Goodwill amortization                                                                       81               -
Other                                                                                      994              818
                                                                                     ---------        ---------
  Total non-interest expense                                                             3,785            3,396
                                                                                     ---------        ---------

EARNINGS BEFORE INCOME TAXES                                                             1,735              924
Current tax provision                                                                      691                5
                                                                                     ---------        ---------
NET EARNINGS                                                                            $1,044           $  919
                                                                                     =========        =========

EARNINGS PER SHARE                                                                      $ 0.43           $ 0.39
                                                                                     =========        =========

Weighted average shares outstanding (excluding
 shares committed to ESOP)                                                           2,400,436        2,368,040

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            NORWALK SAVINGS SOCIETY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (Unaudited)

                                                                                        Unrealized
                                                         Additional                      Gains        Unearned     Total
                                              Common       Paid-in        Retained      (Losses) on     ESOP     Shareholders'
                                 Shares        Stock       Capital        Earnings      Securities      Shares     Equity
                              ------------   --------   -------------  ------------ ---------------- -------------------------
                                                                     ($ in thousands)
Balance - December 31, 1994      2,329,670        $24        $22,838      $16,225         ($603)        ($971)     $37,513
Net Earnings                                                                4,778                                    4,778
ESOP shares committed for
 release                            26,556                       168                                      266          434
Stock options exercised              8,494                       127                                                   127
Adjustment of unrealized
 gains, net                                                                                 743                        743
                                 ---------   --------   ------------   ----------   -----------     ---------    ---------
Balance - December 31, 1995      2,364,720        $24        $23,133      $21,003          $140         ($705)     $43,595
                                 ---------   --------   ------------   ----------   -----------     ---------    ---------
Net Earnings                                                                5,702                                    5,702
Adjustment of unrealized
 gains (losses), net                                                                       (246)                      (246)
Stock options exercised              6,665                       103                                                   103
Shares distributed to Advisory
 Board                                 230                         5                                                     5
Dividends paid                                                               (366)                                    (366)
ESOP shares committed to be
 released                            25,697                      304                                      256          560
                                 ----------   --------   -----------   ----------   -----------     ---------    ---------
Balance - December 31, 1996       2,397,312        $24       $23,545      $26,339         ($106)        ($449)     $49,353
                                 ----------   --------   -----------   ----------   -----------     ---------    ---------
Net Earnings                                                                1,044                                    1,044
Adjustment of Unrealized
  gains (losses), net                                                                    (1,246)                    (1,246)
Tax effect of AFS                                                                           553                        553
Dividends paid                                                               (122)                                    (122)
ESOP shares committed to be
released                              6,326                       64                                       86          150
                                 ----------   --------   -----------   ----------   -----------     ---------    ---------
Balance - March 31, 1997          2,403,638        $24       $23,809      $27,261         ($799)        ($363)     $49,732
                                ===========   ========   ===========   ==========   ===========     =========     ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                           Three months ended:
                                                                                March 31
                                                                     ------------------------------
                                                                           1997           1996
                                                                     -------------      -----------
                                                                             ($ in thousands)
Cash Flows from Operating Activities
------------------------------------
Net Earnings                                                           $  1,044          $    918
                                                                          -----               ---
Adjustments to Reconcile net earnings to cash
 provided (used) by operating activities
---------------------------------------------
          Provision for Credit Losses                                       -                 400
          Provision for Estimated OREO Losses                               -                 -
          Deferred Income Tax                                               234               -
          Provision for ESOP Benefit Cost                                    45               -
          Depreciation and Amortization                                     149               130
          Goodwill Amortization                                              81               -
          Net Amortization (Accretion) of Discounts
           and Premiums on Securities                                       149                68
          Net (Gains) Losses on Sale of Loans & Investments                  74              (125)
          Net (Gains) Losses on Sales of OREO                              (180)              138
          Net Decrease in Trading Securities                              1,629               -
          (Increase) in Accrued Interest Receivable                        (348)             (456)
          (Increase) Decrease in Other Assets                                37              (158)
          Increase (Decrease) in Accrued Expense and Other
           Liabilities                                                     (897)              618
                                                                            ---               ---
             Total Adjustments                                            1,175               615
                                                                          -----               ---
          Net Cash Provided By (Applied to) Operating Activities          2,219             1,533
                                                                          -----             -----

Cash Flows from Investing Activities
------------------------------------
Proceeds from:
          Sales of Loans, Investments & Mortgage Backed Securities       20,485            16,649
          Maturities of Investments & Mortgage Backed Securities          4,923             7,982
          Sales of Other Real Estate Owned                                  356             1,751
Purchases of Investment & Mortgage Backed Securities                    (44,693)          (43,610)
Net Increase in Loans                                                   (13,709)          (13,556)
Additions to OREO                                                           -                 -
Additions to Goodwill                                                       (95)              -
Additions to Bank Premises & Equipment                                     (417)             (111)
                                                                            ---               ---
          Net Cash Provided by (Applied to) Investing Activities        (33,150)          (30,895)
                                                                         ------            ------

Cash Flows from Financing Activities
------------------------------------
Net (Decrease) in Deposits                                               (1,933)           (5,212)
Repayments of ESOP borrowing                                                (61)              (61)
Cash Dividends                                                             (122)              -
Securities Sold under Repurchase Agreements                              13,500            22,450
Repayments of Repurchase Agreements                                     (16,600)              -
Advances from FHLB of Boston                                             62,487           (29,750)
Repayments of Advances from FHLB of Boston                              (28,993)          (20,643)
                                                                         ------            ------
          Net Cash Provided by (Applied to) Financing Activities         28,278            26,284
                                                                         ------            ------

Increase (Decrease) in Cash and Cash Equivalents                         (2,652)           (3,077)
Cash and Cash Equivalents - Beginning                                    18,851            18,628
                                                                         ------            ------
Cash and Cash Equivalents - Ending                                     $ 16,199          $ 15,551
                                                                         ------            ------


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            NORWALK SAVINGS SOCIETY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                           Three months ended:
                                                                March 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
                                                             ($ in thousands)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid During the Period For:
     Interest                                              $ 6,161     $ 3,785
                                                         ==========  ==========
     Income Taxes                                          $   691     $     5
                                                         ==========  ==========

Non-Cash Investing and Financing Activities:
     Transfer from Loans to OREO                           $   246     $     4
                                                         ==========  ==========
     Loans originated in connection with sale of OREO      $   298           -
                                                         ==========  ==========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            NORWALK SAVINGS SOCIETY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               March 31, 1997 (unaudited) and December 31, 1996

NOTE 1 - NATURE OF BUSINESS AND REGULATIONS
-------------------------------------------

The Norwalk Savings Society (Bank) provides a full range of banking services to its local area customers. The Bank is subject to competition from various other financial institutions, and is also subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

The following summarizes the Bank's capital ratios at March 31, 1997, and December 31, 1996:

                                                             Actual
                                                          ------------
                                                          March 31,   Dec 31,
                                             Required     1997        1996
                                             --------     ----        ----
Tier 1 risk-based capital                    4.0%         14.7%       15.7%
Total risk-based capital                     8.0%         15.9%       17.0%
Tier 1 leverage capital                      4.0%-5.0%     8.0%        7.9%

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

The condensed consolidated financial statements in this report have not been audited, with the exception of the information derived from the Consolidated Statement of Financial Condition as of December 31, 1996, which information should be read in conjunction with the Bank's audited financial statements and footnotes thereto included in the Bank's Annual Report to Shareholders for the year ended December 31, 1996.

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, NSS Realty Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of financial position and results of operations for the interim periods presented have been made, and all such adjustments are of a normal recurring nature.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the report amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term related to the determination of the allowance for credit losses and the valuation of other real estate owned ("OREO"). In addition, various regulatory agencies, as an integral part of their examination process, periodically review the

Bank's allowances for losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgment of information available to them at the time of their examination.

Effective January 1, 1993, the Bank adopted SFAS 109, "Accounting for Income Taxes", without applying its provisions to prior years. There was no impact on the Bank's consolidated statement of operations for the year ended December 31, 1993 from the cumulative effect of the change in the method of accounting for income taxes, due primarily to the Bank's net operating loss carryforward position.

During the years 1993 and 1994, the Bank reflected a full valuation allowance against its net deferred tax assets due to significant net operating loss carryovers and uncertainty over the Bank's ability to generate sufficient and consistent future taxable income to be able to support recognition of any portion of its net deferred tax assets.

During the first calender quarter of the year ended December 31, 1995, management reviewed its current projections for future profitability and estimated that a portion of the Bank's net deferred income tax assets as of December 31, 1994 could be recognized in the amount of $1.2 million. The amount was recognized through a partial adjustment of the valuation allowance for the portion of the net deferred income tax asset attributable to a net operating loss carry-forward benefit which management was of the opinion was realizable during the year ended December 31, 1995. At December 31, 1995, management again reviewed its current projections of future profitability and determined that $1.2 million of net deferred income tax asset was more likely than not realizable in the future.

During the fourth quarter of 1996, management reviewed the Bank's estimated profitability for the year ended December 31, 1996 and, on a projected basis, for the year ending December 31, 1997. Based on this review, management determined that it was more likely than not that the Bank's net deferred tax assets, including available future net operating loss benefits of approximately $1.1 million, as of December 31, 1996 were realizable, and therefore, reversed the existing valuation allowance against net deferred tax assets. Realization of the Bank's net deferred tax assets is dependent, however, on various factors and is not assured.

Effective January 1, 1994, the Bank applied the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this pronouncement, investment securities are classified into one of three categories: held to maturity, available-for-sale or trading. The classification is based upon management's intended holding period and, in the case of held-to-maturity, the ability to hold the securities to maturity, Investments classified as held-to-maturity are carried at amortized cost. Investments classified as available for sale are carried at fair value with unrealized gain or loss reported as a separate component of retained earnings, net of applicable income tax. Trading securities are carried at fair value with unrealized gains or losses included in earnings.

The Financial Accounting Standards Board issued a "Special Report" in November 1995. "A Guide to Implementation of SFAS 115". This guide provided additional guidance as to the criteria for the financial statement classifications prescribed in SFAS 115. As a result of this additional guidance, the Bank could reassess the appropriateness of the classification of all its securities held. In December 1995, the Bank reclassified securities Held-to-Maturity with an aggregate amortized cost approximately $37.0 million to the classification of Available-for-Sale at a fair value approximating $36.6 million. During the year ended December 31, 1996, the Bank transferred securities Available-for-sale with a carrying basis of approximately $2.2 million to the classification of Trading and securities Held-to-Maturity with an amortized cost of approximately $30.5 million to the classification of Available-for-sale at their fair value of approximately $30.6 million. The transfer of securities Held-to-maturity to the classification of Available-for-sale was the result of management's assessment that there was no longer a positive intent to hold these securities to maturity based on management's revised asset/liability management strategies. The gain or loss on investments sold is computed by the specific identification method.

Effective January 1, 1995, the Bank implemented the provisions of SFAS Nos. 114/118, "Accounting by Creditors for Impairment of a Loan" (SFAS 114/118). The basic provisions of these statements eliminate the financial statement classification of in-substance foreclosed assets as OREO, resulting in the classification of such assets and related specific allowance for credit losses as Loans receivable. Additionally, these statements address the accounting for loans considered impaired and the recognition of impairment. A loan is considered impaired when, in management's judgment, current information and events indicate it is probable that collection of all amounts due according to the contractual terms of the loan agreement will not be met. The provisions of these statements are prospective, with any adjustments resulting from initial application reflected as an adjustment to the provision for credit losses.

Insubstance foreclosed assets prior to January 1, 1995 have been reclassified to Loans receivable for comparability purposes. The effect on the accompanying Consolidated Financial Statements of adopting SFAS 114/118 was not significant. Effective January 1, 1996, the Bank has implemented the provisions of SFAS Nos. 121 and 122, which implementation had no significant effect on the Bank's financial condition or results of operations at and for the three month periods ended March 31, 1997 and 1996, or at and for the year ended December 31, 1996.

NOTE 3 - SUPPLEMENTAL DISCLOSURES
---------------------------------

Additional information and supporting disclosures as to investment securities, loans, other real estate owned and related allowances for losses are included in Management's Discussion and Analysis.

NOTE 4 - OTHER SIGNIFICANT MATTERS
----------------------------------

On February 23, 1994, the Board of Directors unanimously adopted and approved the Bank's plan of Conversion (Conversion) to convert from a Connecticut-chartered mutual to a Connecticut-chartered capital stock saving bank through amendment of its mutual charter and the sale of common stock to the Bank's depositors and others.

The Bank commenced its subscription offering on May 4, 1994, and concluded the offering on June 9, 1994. A total of 2,426,740 shares were issued on June 15, 1994, the effective issuance date of the securities.

As part of the Conversion, the Board of Directors adopted a tax-qualified employee stock ownership plan (ESOP). The ESOP Trustee borrowed the funds to purchase Conversion stock in an amount equal to 5% of the total number of shares issued in the Conversion. The Trustee for the ESOP acquired 121,337 shares in connection with the stock conversion through the subscription offering. The shares were purchased with a loan obtained from a third party, guaranteed by the Bank, reflected as "Other Borrowings" on the Consolidated Statement of Financial Condition.

In addition, the Board adopted stock option plans for the benefit of the employees and directors of the Bank (Plans). The stock option plans became effective as a result of the approval by the Bank's stockholders on April 25, 1995. The number of shares reserved for the plans was 169,872 for the Employee Plan and 72,802 for the Director Plan as of March 31, 1996. At the April 1996 Annual Meeting shareholders approved an amendment of the 1994 Employee Stock Option Plan to increase the number of shares of common stock subject to the Plan by 100,000 from 169,872 to 269,872 shares. In addition, the shareholders approved an amendment to the 1994 Director Stock Option Plan to (i) increase the number of option shares granted to each director per year from 1,000 shares to 2,000 shares (effective immediately) following the 1996 Annual Meeting and (ii) increase the total number of shares subject to the Plan by 50,000 from 72,802 to 122,802 shares.

At the time of Conversion, the Bank established a liquidation account in an amount equal to its Retained Earnings as of that date. The liquidation account will be maintained for a period of ten years from the date of the Conversion for the benefit of eligible account holders who continue to maintain their accounts in the Bank after Conversion. In the event of a complete liquidation (and only in such an unlikely event), each eligible account holder would be entitled to receive a liquidation equal to the current amount in their subaccount balance.

The Bank may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

In the event transactions resulting from the Conversion or from future events unrelated to the Conversion occur, causing an "ownership change", as defined by the Internal Revenue Code, the Bank's ability to realize all of the deferred tax assets attributable to net operating loss carryforwards may be limited.

On April 24, 1997, the NSS Board of Directors declared a cash dividend of ten cents ($.10) per share to common shareholders of record May 14, 1997 and payable on May 29, 1997.

NOTE 5 - NEW BRANCH
-------------------

THe Bank has recently announced plans to open a full service branch office at 1089 Post Road in Darien, Connecticut. The branch is scheduled to open towards the end of May, 1997.

NOTE 6 - PROPOSED HOLDING COMPANY
---------------------------------

In January 1997 the Bank's Board of Directors authorized management to pursue the formation of a holding company. Stockholders will be voting on this matter at the Annual Meeting on May 20, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                   OVERVIEW
                                   --------

Norwalk Savings Society reported first quarter 1997 net earnings of $1.0 million or $0.43 per share.

The Bank declared a quarterly dividend of ten cents ($.10) per share, payable to shareholders of record as of the close of business on May 14, 1997.

The tier one leverage capital ratio was 8.0% as of March 31, 1997, continuing to qualify the Bank as "well capitalized" according to standards established by the Federal Deposit Insurance Corporation ("FDIC").

Asset quality continued on a steady course of improvement as of the end of the first quarter. Non-performing assets, comprised of non-accrual and restructured loans (collectively "non-performing loans"), and other real estate owned, were $12.5 million or 2.0% of total assets.


                             RESULTS OF OPERATIONS
                             ---------------------

         COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED
         -----------------------------------------------------------
                            MARCH 31, 1997 AND 1996
                            -----------------------

OPERATIONS
----------

The net earnings for the three months ended March 31, 1997 were $1.0 million or $0.43 per share compared to $919,000 or $0.39 per share for the comparable period in 1996, a 13% increase in net earnings.

NET INTEREST INCOME
-------------------

Net interest income, which is the primary source of income for the Bank, is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings.

Net interest income was $4.7 million for the three months ended March 31, 1997 compared to $4.1 million for the same period last year. The increase in net interest income of $0.6 million for the three months ended March 31, 1997 compared to the three months ended March 31, 1996 resulted from a $1.8 million increase in interest income offset by a $1.2 million increase in interest expense.

The improvement in interest income is primarily a result of the increased level of earning assets, particularly in the loan portfolio. To a much lesser extent, the benefit was also derived from higher interest rates. Average interest-earning assets improved to $587.8 million for the three months ended March 31, 1997, compared to

$499.7 million for the same period in 1996. The continued growth of interest-earning assets was attributable primarily to loan growth funded by deposit growth and increased levels of Federal Home Loan Bank and other borrowings. In addition to net loan growth was the increase in marketable equity securities. Purchases of preferred stocks with a callable feature which converts the initial fixed rate to an adjustable rate after a period of five to seven years on average; and in addition, these securities carry a dividend equalization feature which will adjust the dividend rate higher to equalize the effect of any reduction in the dividend received deduction in the present tax law. The average interest rate on earning assets for the three months ended March 31, 1997 was 7.38% compared to 7.26% for the same period a year ago.

Interest expense increased to $6.2 million for the three months ended March 31, 1997 from $5.0 million for the comparable period last year. The $1.2 million increase was primarily a result of the higher balances of interest bearing liabilities. The Bank's cost of funds increased 30 basis points to the first quarter's level of 4.66% from 4.36% last year. The cost of funds associated with deposits increased while the cost of funds associated with borrowings showed a modest decline. The "market" for borrowings or wholesale funding is extremely competitive and the reduced rate is reflective of that environment even though maturities have been extended.

Overall, the Bank's net interest margin declined modestly to 3.17% for the three months ended March 31, 1997 compared to 3.28% for the comparable period in 1996.

Table 1 summarizes the Bank's net interest income and net yield on average interest-earning assets. Non-accruing loans for the purpose of this analysis are included in average loans outstanding during the periods indicated. For the purpose of this computation, daily average amounts were used to compute average balances.

Table 1                Three Months Ended March 31, 1997
                 Compared to Three Months Ended March 31, 1996

($ thousands)                                                   1997                                  1996
----------------------------------------------------------------------------------   -----------------------------------------------
                                            Average                        Average      Average                     Average
                                            balance         Interest         rate       balance      Interest         rate
----------------------------------------------------------------------------------   -----------------------------------------------
Interest-earning assets
Loans receivable                          $421,715          $ 7,963           7.55  %   $ 363,232    $ 6,660        7.55   %
Investment securities                       39,865              729           7.31         26,417        445        6.74
Mortgage backed securities                  95,875            1,736           7.24         96,643      1,633        6.76
Short term investments                      11,975              196           6.55          7,143        104        5.82
Marketable equity investments               18,407              221           4.80          6,242         33        2.11
                                         ----------         -------                    ----------    -------
Total interest-earning assets              587,837           10,845           7.38  %     499,677      9,075        7.26   %
                                         ----------         -------          -----     ----------    -------       ----

Non-interest-earning assets

Cash and cash equivalents                    9,288                                         12,590
Accrued income receivable                    3,874                                          3,574
Premises and equipment                       3,208                                          3,288
Other                                        9,017                                          2,699
Less: Allowance for credit losses           (7,371)                                        (4,347)
                                         ----------                                    ----------
Total non-interest-earning assets           18,018                                         17,804
                                         ----------                                    ----------
Total assets                              $605,853                                       $517,481
                                         ==========                                    ==========

Interest-bearing liabilities
Deposits
 Regular savings & NOW                    $ 57,487          $   221           1.54  %    $ 54,759    $   212        1.55   %
 Super savings & money market               93,808              729           3.11        112,812        821        2.91
 Time                                      240,587            3,242           5.39        205,446      2,732        5.32
                                         ----------         -------                    ----------    -------
 Total deposits                            391,882            4,192           4.28        373,017      3,765        4.04
Borrowings                                 135,918            1,970           5.60         80,826      1,191        5.89
Mortgage escrow deposits                     3,282               23           2.80          3,024         20        2.65
                                         ----------         -------                    ----------    -------
Total interest-bearing liabilities         531,082            6,185           4.66  %     456,867      4,978        4.36   %
                                         ----------         -------          -----     ----------    -------        ----

Non-interest-bearing liabilities
Non-interest-bearing deposits               21,562                                         16,616
Other liabilities                            2,329                                            578
                                         ----------                                    ----------
 Total non-interest-bearing liabilities     23,891                                         17,194
                                         ----------                                    ----------

Shareholder's equity                        50,880                                         43,420
                                         ----------                                    ----------

Total liabilities & shareholders' equity  $605,853                                       $517,481
                                         ==========                                    ==========
Net interest-earning assets
and interest rate spread                  $ 56,755                            2.72  %    $ 42,810                   2.90   %
                                         ==========                          =====      =========                   ====

Net interest income & net yield on
average interest-earning assets                             $ 4,660           3.17  %                $ 4,099        3.28   %
                                                            =======          =====                   =======       ====

RATE/VOLUME ANALYSIS
--------------------

Table 2 presents the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates or changes in volume of interest-bearing assets and interest-bearing liabilities during the periods indicated. Changes which are attributable to both rate and volume have been allocated proportionately.

   Table 2            Three Months Ended March 31, 1997
                        Compared to Three Months Ended
                                March 31, 1996

                                       RATE      VOLUME          NET
                                             (in thousands)     CHANGE
INTEREST INCOME:
Loans receivable                        $75         $1,028      $1,103
Mortgage-backed securities              116            (13)        103
Short term investments                   14             78          92
Investment securities                   115            357         472
                                        ---            ---         ---

Total                                   320          1,450       1,770
                                        ---          -----       -----

INTEREST EXPENSE:

Deposits
 Savings & NOW                            1            (10)         (9)
 Super savings & money market           (53)           145          92
 Time                                   (37)          (473)       (510)
                                        ---           ----        ----
Total deposits                          (89)          (338)       (427)

Borrowings                               18           (797)       (779)
Mortgage escrow deposits                 (1)            (2)         (3)
                                         --             --          --

TOTAL                                   (72)        (1,137)     (1,209)
                                        ---         ------      ------

NET INTEREST INCOME                    $248          $313        $561

PROVISION FOR CREDIT LOSSES
---------------------------

There was no provision for credit losses for the three months ended March 31, 1997 compared to $400,000 for the comparable period in 1996. The balance in the allowance for credit losses account as of March 31, 1997 was $7.3 million providing 61.7% coverage of non-performing loans and 1.7% of total loans. In comparison, the allowance for credit losses account balance at March 31, 1996 was $4.5 million, providing a coverage ratio of 33.7% of non-performing loans and 1.2% of total loans. Although there was no provision for credit losses for the three months ended March 31, 1997, it is management's opinion that the allowance for credit losses is adequate based upon its review of the asset mix, the level of delinquencies, reduced levels of chargeoff, significant levels of recoveries, and the coverage of nonperforming loans.

NON-INTEREST INCOME
-------------------

Non-Interest income consists of service charges and fees, fees derived from servicing of loans, net realized gains on sale of securities, as well as fees derived from the Bank's Trust Department, and, since the acquisition of Fairfield First Bank and Trust in July 1996, credit card fees.

Non-Interest income for the three months ended March 31, 1997 was $860,000, compared to $621,000 for the comparable period of 1996. Increases to the "core" elements of non-interest income such as the fees from deposit accounts, Trust Department relationships, and the servicing of loans were up a total of $66,000 or 16.8% in the current quarter, compared to a year ago as the Bank continues to concentrate on the generation of fee income. Fees from credit card services, which primarily derived from the merchant credit card business, are new since July of 1996 and have continually increased since the Bank acquired the business and introduced this new service to existing customers.

NON-INTEREST EXPENSE
--------------------

Non-Interest expense is comprised of general and administrative expenses incurred in managing the business of the Bank and costs associated with managing and selling OREO properties.

The following table indicates the elements of non-interest expense including OREO related expense which is directly related to the level of non-performing assets.

NON-INTEREST EXPENSE                              Three months ended;
--------------------                              -------------------
                                                        March 31,
                                                  1997              1996
                                                  ----              ----
                                                      (in thousands)
Compensation                                      $1,351            $1,333
Employee benefits                                    521               421
Occupancy, Equipment & Data Processing               672               554
Regulatory assessments                                15                 4
Marketing                                            106               124
Goodwill amortization                                 81                --
Legal & professional                                 205               144
Office supplies                                      137               180
Insurance                                             30                67
Credit card expenses                                 247                --
Other                                                516               303
                                                  ------            ------
     Total operating expenses                      3,881             3,130
                                                  ------            ------

Net OREO holding costs & expenses                     84               128
Sale of OREO, (gains) losses, net                   (180)              138
                                                  ------            ------
     Total OREO related expense                      (96)              266
                                                  ------            ------
Total non-interest expenses                       $3,785            $3,396
                                                  ------            ------

Non-interest expenses amounted to $3.8 million compared to $3.4 million for the three months ended March 31, 1997 and 1996, respectively. The increase of $389,000 or 11.5% is a result of the combination of increased expenses directly associated with higher operating costs in the data processing and credit card functions and partially offset by holding the line on "back office" expenses. Non-interest expense for the three months ended March 31, 1997 including $81,000 from the amortization of goodwill associated with the acquisition of Fairfield First Bank & Trust Company in July, 1996. Total OREO related costs declined substantially as a result of the lower balance and number of properties in the OREO portfolio. Holding costs and expenses were down 34% from the prior year and gains of $180,000 compared to a loss of $138,000 on the disposition of OREO property during the first three months of 1997 and 1996, respectively.

PROVISION FOR INCOME TAXES
--------------------------

The current provision for income taxes during the three months ended March 31, 1997 represents estimated taxes owed based on taxable earnings subject to taxation at a combined state and federal rate of approximately 40%. The provision for income taxes for the three months ended March 31, 1996 represented estimated minimum state income tax requirements as both federal and state tax liabilities were offset by loss carryforwards.

As of December 31, 1996, the Bank recognized all of its available net operating loss carryforwards.

                              FINANCIAL CONDITION
                              -------------------
GENERAL
-------

Total assets were $617.4 million as of March 31, 1997 compared to $589.6 million as of December 31, 1996, representing an increase of $27.8 million. Total loans, net of allowance for loan losses, were $424.2 million, an increase of $13.4 million from the $410.8 million as of December 31, 1996. Total deposits were $421.7 million compared to $423.3 million, a decrease of $1.6 million from December 31, 1996. Shareholders' equity as of March 31, 1997 was $49.7 million compared to $49.4 million at December 31, 1996. The tier one leverage capital ratio was 8.0% as of March 31, 1997 and 7.9% at December 31, 1996.

INVESTMENTS SECURITIES
----------------------

Total securities amounted to $156.2 million and $140.1 million as of March 31, 1997 and December 31, 1996, respectively. The $16.1 million increase represented the net effect of sales of lower yielding securities, monthly amortization (pay-downs) of the mortgage backed securities portfolio and purchases of $44.7 million of various investments, primarily callable preferred stocks that have dividend received deduction protection.

The Bank continued with its investment philosophy of purchasing mortgage backed securities as a supplement to the mortgage lending program.

In total, security gains for the first three months of 1997 were $25,000 compared to $125,000 for the comparable period in 1996.

The following table presents a summary of the investments and other securities portfolios as of March 31, 1997 and December 31, 1996, fair values and unrealized gains and losses as of those dates.


                        INVESTMENT & OTHER SECURITIES

                                           MARCH 31,1997
                              -------------------------------------------------------
                                  Amortized  Unrealized Holding              Fair
                                    Cost       Gains            Losses       Value
                              -------------   ---------        ----------  ----------
     Available for sale
     -------------------
U.S. Government & Federal
     Agency Obligations         $38,432         $25              $777       $37,680
Mortgage Backed Securities       85,505         313               710        86,108
Equity Securities                29,113          93               296        28,910
                                 ------          --               ---        ------
    Total Available for Sale   $156,050        $431            $1,783      $154,698

     Trading
     -------
Equity Securities                $1,492        $349              $378        $1,463


                                               December 31, 1996
                              -------------------------------------------------
                               Amortized  Unrealized Holding             Fair
                                  Cost        Gains          Losses     Value
                              ----------  ------------      ---------  --------
     Available for Sale
     ------------------
U.S. Government & Federal
     Agency Obligations        $ 42,436      $145            $461      $ 42,120
Mortgage Backed Securities       92,443       382             372        92,453
Equity Securities                 2,110       138              12         2,236
                                -------       ---             ---       -------
     Total Available for Sale  $136,989      $665            $845      $136,809

     Trading
     -------
Equity Securities              $  3,353      $ 48            $107      $  3,292

LOANS
-----

Total loans, before reductions for deferred credits, fees and the allowance for credit losses amounted to $432.3 million, representing a $13.5 million or 3.2% increase over the December 31, 1996 level of $418.8 million. Demand for new residential mortgage loans continued at a good pace for the first three months of the year. The Bank continues to focus on residential loans with emphasis on adjustable rate products as its primary lending vehicle. As indicated by the following table, more than 80% of NSS's loan portfolio is in first mortgage residential loans, with 62.3% of the portfolio in adjustable rate first mortgage loans.

There were no significant sales or securitizations during the first three months of 1997.

Table 4
LOAN PORTFOLIO
$ thousands

                                     March 31, 1997        December 31, 1996
                                     --------------        -----------------
Real Estate Loans
-----------------
     1 to 4 family adjustable rate       $269,221   62.3%       $257,459   61.5%
     1 to 4 family fixed rate              77,550   17.9%         77,160   18.4%
     Multi-family                           7,034    1.6%          7,450    1.8%
     Commercial                            48,502   11.2%         46,272   11.0%
     Home equity lines of credit            7,270    1.7%          7,127    1.7%
     Home improvement &
      second mortgages                      2,556    0.6%          2,568    0.6%
     Land                                     823    0.2%            828    0.2%
     Construction                           1,553    0.4%          1,227    0.3%
                                            -----    ----          -----    ----
      Total Real Estate Loans             414,509   95.9%        400,091   95.5%
                                          -------   -----        -------   -----

Commercial Loans                            7,987    1.8%          8,425    2.0%
----------------                            -----    ----          -----    ----

Consumer Loans
--------------
     Passbook                               1,577    0.4%          1,510    0.4%
     Automobile loans                       2,485    0.6%          2,619    0.6%
     Automobile leases                      3,061    0.7%          3,149    0.8%
     Credit cards                             936    0.2%            991    0.2%
     All other                              1,743    0.4%          2,033    0.5%
                                            -----    ----          -----    ----
      Total Consumer Loans                  9,802    2.3%         10,302    2.5%
                                            -----    ----         ------    ----
Total Loans, gross                        432,298    100%        418,818    100%
     Deferred fees & credits                 (708)                  (718)
                                              ---                    ---

                                          431,590                418,100
Allowance for Credit Losses                (7,344)                (7,334)
                                          -------                -------
Total Loans, net                         $424,246               $410,766
                                         --------               --------

NON-PERFORMING ASSETS/ASSET QUALITY
-----------------------------------

The Bank's level of non-performing assets stood at $12.5 million or 2.0% of assets as of March 31, 1997 compared to $11.3 million or 1.9% of assets as of December 31, 1996. The $1.2 million increase in non-performing assets was primarily attributable to 7 loans secured by one- to four-family residential real estate slipping into the non accrual category. Management has reviewed the present status of the loans and no relationship or trend is evident.

Sales of 3 OREO properties amounted to a reduction of $474,000 in the carrying value of OREO during the first three months of 1997.

There were no troubled debt restructures included in non-performing loans as of March 31, 1997 or December 31, 1996.

The allowance for credit losses amounted to $7.3 million at March 31, 1997, representing coverage of 61.7% of non-performing loans compared to $7.3 million as of December 31, 1996, representing coverage of 70.2% of non-performing loans.

Through its credit rating system, the Bank has identified $8.7 million of watchlist loans at March 31, 1997 compared to $8.5 million at December 31, 1996.

Details of the Bank's asset quality are shown in the analysis provided by the table on the following page.

Table 5
                                ASSET QUALITY

                                                                                           AT DECEMBER 31,
                                                     ---------     ---------      -----------------------------------
                                                     March 31,     March 31,          1996      1995        1994
                                                       1997          1996
Non-performing assets
---------------------
Non-accrual loans                                    $11,910       $13,175        $10,441     $12,598      $9,489
Restructured loans                                         -           138              -         472         487
                                                     -------       -------        -------     -------     -------
 Total non-performing loans                           11,910        13,313         10,441      13,070       9,976
                                                     -------       -------        -------     -------     -------

Foreclosed assets                                        631         2,382            858       4,267      11,622
Allowance for estimated OREO losses                        -             -              -           -        (802)
                                                     -------       -------        -------     -------     -------
 Total OREO                                              631         2,382            858       4,267      10,820
                                                     -------       -------        -------     -------     -------
Total non-performing assets                          $12,541       $15,695        $11,299     $17,337     $20,795
                                                     =======       =======        =======     =======     =======

Allowance for credit losses
---------------------------

Balance at beginning of period                        $7,334        $4,170         $4,170      $4,827      $2,532
Provision for credit losses                                -           400          4,415       1,005       3,790
Addition to the reserve through goodwill                   -             -          1,000           -           -
Charge-offs                                             (346)          (97)        (2,488)     (1,799)     (1,589)
Recoveries                                               358             9            237         137          94
                                                         ---             -            ---         ---          --
 Net Charge-offs                                          10           (88)        (2,251)     (1,662)     (1,495)
                                                          --           ---         ------      ------      ------
Balance at end of period                              $7,344        $4,482         $7,334      $4,170      $4,827


Allowance for estimated OREO losses
-----------------------------------

Balance at beginning of period                            $0            $0             $0        $802        $194
Provision for estimated OREO losses                        -             -           $459         460       2,894
Charge-offs                                                -             -          ($459)     (1,262)     (2,288)
                                                                                    -----      ------      ------
Balance at end of period                                  $0            $0             $0          $0        $802

Loans, receivable, net
 End of period                                       424,246       373,944        410,766     355,796     284,885
 Average                                             421,715       367,579        403,207     313,072     265,581

Assets, end of period                                617,367       541,702        589,589     515,267     464,901

Ratios

 Allowance for credit losses to total loans             1.73%         1.20%          1.79%       1.17%       1.69%
 Net charge-offs to average loans                          -          0.02%          0.56%       0.53%       0.56%
 Non-performing loans to total loans                    2.81%         3.56%          2.54%       3.67%       3.50%
 Non-performing assets to total assets                  2.03%         2.90%          1.92%       3.36%       4.47%
 Allowance for credit losses to
 non-performing loans                                  61.66%        33.67%         70.24%      31.91%      46.39%

DEPOSITS
--------

Total deposits at March 31, 1997 were $421.7 million compared to $423.3 million as of December 31, 1996 representing a decrease of $1.6 million or less than one-half of one percent. In terms of deposit mix, non-interest bearing accounts as well as savings and money market deposit gains partially offset the decline in time accounts. The Bank continues to focus on the total business deposit relationship. The Bank's goal is to attract small business customers and capture the majority of the business banking relationships through its commercial lending function. The Bank continues to aggressively seek time deposits and all other types of consumer deposits, but the best product to stimulate the Bank's net interest margin is the non-interest bearing checking account. The Bank does not solicit nor does it accept brokered deposits.

The following table presents a summary of deposits as of March 31, 1997 and December 31, 1996.

Table 6

                                   DEPOSITS

                                           March 31, 1997      December 31, 1996
                                                    ($ in thousands)
Demand deposits                           $ 24,434     5.8%     $ 22,479    5.3%
Savings
       Regular savings                      27,544     6.5%       28,096    6.6%
       Super savings                        47,035    11.2%       45,404   10.7%
       NOW                                  31,546     7.5%       30,262    7.2%
       Money market                         49,525    11.7%       47,957   11.3%
       Escrow deposits                       3,077     0.7%        4,965    1.2%
Certificates
       Certificate accounts                197,710    46.9%      197,204   46.6%
       Money market
       certificates                         40,829     9.7%       46,923   11.1%
                                          --------   -----      --------  -----

       Total Deposits                     $421,700   100.0%     $423,290  100.0%
                                          --------   -----      --------  -----

FEDERAL HOME LOAN BANK OF BOSTON, ADVANCES AND OTHER BORROWINGS
---------------------------------------------------------------

The Bank continues to utilize the FHLB as an alternative source of funds to the traditional deposit account relationship. As of March 31, 1997, borrowings from the FHLB amounted to $115.7 million at a weighted average rate of 5.75% and a weighted average maturity of 1.3 years compared to $82.2 million at a weighted average rate of 5.78% and a weighted average maturity of 1.3 years as of December 31, 1996. In addition to borrowing from the FHLB, the Bank utilizes the "REPO" market from time to time. There was $28.3 million outstanding in securities sold under agreements to repurchase as of March 31, 1997 at a weighted average rate of 5.93% and a weighted average maturity of 1.6 years. The comparable data as of December 31, 1996 was $31.4 million at 5.73% for approximately one year.

SHAREHOLDERS' EQUITY
--------------------

The Bank's Shareholders' equity at March 31, 1997 was $49.7 million compared to $49.4 million as of December 31, 1996. The Tier 1 leverage capital ratios were 8.0% and 7.9% at March 31, 1997 and December 31, 1996, respectively.

The following table indicates required and actual levels of regulatory capital as of March 31, 1997 and December 31, 1996.

                                                                             Required          Actual
                                                                             --------          ------

                                                                              Mar. 31,        Dec. 31,
                                                                                1997            1996
                                                                              -------         -------
Tier 1 risk-based capital..................................  4.0%               14.7%           15.7%
Total risk-based capital...................................  8.0%               15.9%           17.0%
Tier 1 leverage capital....................................  4.0% - 5.0%         8.0%            7.9%


ASSET AND LIABILITY MANAGEMENT
------------------------------

In accordance with the Asset and Liability Management policy of Norwalk Savings Society, senior management postures the Bank towards an acceptable level of interest rate risk in turn producing a stable net interest income in ever changing interest rate environments. On a continual basis, at its monthly asset and liability committee meeting and more frequently, if necessary, the level of interest-earning assets is monitored and measured in relation to interest-bearing liabilities, utilizing the "gap" schedule (Exhibit A) in conjunction with other supporting documents and systems providing relevant information. Certain assumptions are made during this process, and the applicable assumptions to the gap schedule are indicated at the bottom of the page at Exhibit A. These assumptions may or may not be indicative of future withdrawals of deposits or loan repayments.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Liquidity is the ability of the Bank to meet its cash flow requirements arising from fluctuations in loans, securities, deposits, and other borrowings. At March 31, 1997, the Bank's primary liquidity consisting of cash, cash equivalents and marketable securities (with maturities of one year or less) was $44.7 million or 7.2% of total assets, compared to $30.6 million or 5.2% of total assets at December 31, 1996.

The Bank's primary source of funds is deposits and other borrowings, primarily from the FHLB. The Bank monitors its liquidity in accordance with policy guidelines established by the Asset and Liability Management Policy and regulatory standards, administered by the Asset and Liability Management Committee of the Bank.

As of March 31, 1997, the Bank had approved loan commitments outstanding for one- to four-family loans of $4.0 million. In addition, there was $8.2 million available unused credit under the home equity line of credit facility and $0.9 million available unused credit under the overdraft protection credit line facility. The unadvanced portion of residential construction loans amounted to $1.8 million as of March 31, 1997. There was $1.9 million in approved loan commitments in the Commercial Lending Department as of March 31, 1997, $1.6 million unused lines of credit, and $0.7 million in commercial letters of credit. There was $1.1 million available unused credit in the credit card program.

Management believes that the Bank's liquidity position is currently adequate to meet normal operating needs. To meet unexpected demands, the Bank maintains a line of credit with the FHLB. At March 31, 1997, this line of credit was $10.3 million of which no amount was outstanding.

Management also believes that the Bank's capital position is currently adequate to meet anticipated growth and does not currently have plans to raise capital from external sources in the near future.

MARKET PRICE OF COMMON STOCK
----------------------------

Norwalk Savings Society trades on the (NASDAQ) National Market under the symbol "NSSY". The following table sets forth the high/low price range of "NSSY" common stock as reported by NASDAQ and dividends declared for the periods indicated:

                    1997                             1996
                    High      Low       Dividend     High     Low      Dividend
                    -----------------------------------------------------------
First Quarter       $26.25    $22.94    $.05        $22.00    $18.75      --
Second Quarter                                       22.25     17.94    $.05
Third Quarter                                        23.13     20.88     .05
Fourth Quarter                                       24.88     22.75     .05

                                        NORWALK SAVINGS SOCIETY
                                        -----------------------
                                             (Registrant)


Date:  May 14, 1997                     By /s/ Robert T. Judson
                                           ---------------------------------
                                             Robert T. Judson
                                             President & CEO


Date:  May 14, 1997                     By /s/ Marcus I. Braverman
                                           ---------------------------------
                                             Marcus I. Braverman
                                             Senior Vice President
                                             Treasurer & CFO

                                                                      EXHIBIT A
                                                                      ---------

The following table presents the interest Rate Risk Exposure ("GAP") as of March 31, 1997.

                                                                                         Repricing
                                                                         Repricing       after one      Repricing
                                               Total        Percent        within        and within        over
                                              amount        of total      one year       five years     five years
-------------------------------------------------------------------------------------------------------------------
Assets
Loans (1)
  Fixed rate by maturity                      $105,706       17.12%         $5,448         $16,662          $83,596
  Floating rate by maturity                    314,682       50.97%        176,853         117,419           20,410
Securities
  Governments & agencies                        37,680        6.10%              0               0           37,680
  Mortgage-backed securities (1)                88,505       14.34%         23,641           2,674           62,190
  Equity securities / FHLB stock                35,297        5.72%          8,312                           26,985
Short term investments                           5,765        0.93%          5.765
-------------------------------------------------------------------------------------------------------------------
Total rate sensitive assets                    587,635       95.18%       $220,019        $136,755         $230,861
-------------------------------------------------------------------------------------------------------------------
Cumulative rate sensitive assets                                          $220,019        $356,774         $567,635
-------------------------------------------------------------------------------------------------------------------
Other assets (2)                                29,732        4.82%
-------------------------------------------------------------------------------------------------------------------
Total assets                                   617,367      100.00%
-------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Deposits
  Savings                                       27,544        4.46%         27,544
  Super savings                                 47,035        7.62%         47,035
  NOW                                           31,546        5.11%         31,546
  Money market                                  49,525        8.02%         49,525
  Escrow                                         3,077        0.50%          3,077
  Certificates                                 238,539       38.64%        184,351          54,188
-------------------------------------------------------------------------------------------------------------------
Total deposits                                 397,266       64.35%        343,078          54,188
-------------------------------------------------------------------------------------------------------------------
Borrowings                                     144,377       23.39%         88,246          54,703            1,428
-------------------------------------------------------------------------------------------------------------------
Total rate sensitive liabilities               541,643       87.73%        431,324         108,891            1,428
-------------------------------------------------------------------------------------------------------------------
Cumulative rate sensitive liabilities                                     $431,324        $540,215         $541,643
-------------------------------------------------------------------------------------------------------------------
Other liabilities                               25,992        4.21%
Shareholders' equity                            49,732        8.06%
-------------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders's equity      617,367      100.00%
-------------------------------------------------------------------------------------------------------------------
Net position of assets (liabilities)                                      (211,305)         27,864          229,433
-------------------------------------------------------------------------------------------------------------------
Adjustments (3), (4)                                                     ($120,509)        $64,373          $56,136
-------------------------------------------------------------------------------------------------------------------
Adjusted Gap                                                              ($90,796)       ($36,509)        $173,288
-------------------------------------------------------------------------------------------------------------------
Cumulative repricing difference (cummulative Gap)                         ($90,796)      ($127,306)         $45,992
-------------------------------------------------------------------------------------------------------------------

Cumulative GAP to total assets                                              -14.7%         -20.62%            7.45%
-------------------------------------------------------------------------------------------------------------------


Note:
   (1) Included in the one year period are regularly scheduled monthly payments to be received on Loans and Mortgage-backed securities.
   (2) Not included above, as interest rate sensitive are $11.9 million in non-accruing loans and $0.6 million in OREO property.
   (3) 95% of savings and NOW accounts were reclassified to the over five year period.
   (4) Money market and super savings were divided 1/3, 2/3, respectively in each of the first two periods.